UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MICROVISION, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34170	91-1600822
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	file number)	Identification No.)

18390 NE 68th St. Redmond, Washington 98052

(Address of principal executive offices) (Zip Code)

Drew G. Markham, Senior Vice President, General Counsel and Secretary, (425) 936-6847

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Report on Form SD is filed as provided for in Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period January 1, 2024 to December 31, 2024.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The following disclosure, in response to the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, has been made in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the SEC on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

Conflict Minerals Disclosure

Our business is focused on developing and commercializing a suite of light detection and ranging, or lidar, sensors and perception software to enable advanced driver-assistance systems, or ADAS, and autonomy features for applications in a wide range of markets including industrial, automotive, and defense.

Our MEMS-based lidar sensor, MAVIN, uses our pioneering laser beam scanning, which is based on our patented expertise in systems that include micro-electrical mechanical systems, or MEMS, laser diodes, opto-mechanics, electronics, algorithms and software, and how those elements are packaged into a small form factor. Our solid-state flash-based lidar sensors, MOVIA L and MOVIA S, utilize sequential flash scanning with no moving parts.

Throughout our history, we have combined our proprietary technology with our development expertise to create innovative solutions to address existing and emerging market needs, such as augmented reality microdisplay engines; interactive display modules; consumer lidar components; and, most recently, lidar sensors and solutions for automotive and industrial markets.

While selling our lidar sensors to OEMs is part of our growth strategy to commercialize our product portfolio, we have limited activities in manufacturing or contracting to manufacture any consumer products. During the reporting period, we partnered with a contract manufacturer for the production of our MOVIA L sensor. From time to time we may also procure components for our MAVIN lidar sensor, and provide them to third parties to assemble the components and then sell these units to customers, primarily as samples for evaluation. The Securities Exchange Commission has stated that whether a company is considered under the Rule to “contract to manufacture” a product depends on the degree of influence the company exercises over the “…materials, parts, ingredients, or components to be included in any product…,” but it has not provided much guidance as to the circumstances that would result in sufficient influence to fall within the scope of the Rule. As a result, our limited activities during the reporting period to create inventory primarily for sample sales may qualify as the manufacture or contract to manufacture of products within the meaning of the Rule. To the extent we do so qualify, we do not purchase any Conflict Minerals for these components directly from mines, smelters or refiners. We sometimes acquire components from suppliers and those components are used in the assembly of lidar sensors by us or for us by third parties. It is also the case that some components may be sourced directly by the parties that are assembling products for us and are incorporated into our lidar sensors. We must therefore rely on our suppliers to provide information regarding the composition and origin of such components.

We have conducted a reasonable country-of-origin inquiry by contacting and making inquiries of our suppliers. These inquiries were designed to determine whether any of the components supplied to us contained Conflict Minerals and, if so, whether such Conflict Minerals originated in the Covered Countries.

Based on our inquiries for this reporting period, we were able to confirm Conflict Minerals were necessary to the functionality or production of the components supplied to us, but we were unable to reasonably and reliably determine the source and chain of custody of certain of the products purchased from our suppliers. Most of our suppliers responded by providing information related to all of the items such supplier produced without identifying smelters or refiners specific to the items we purchased. Some of our suppliers were able to confirm Conflict Minerals were either not present in their products or to the extent Conflict Minerals were present they were not sourced from the Covered Countries. We also received responses from suppliers that to the extent Conflict Minerals were present those suppliers required producers to conform with, or be working to conform with, a responsible source program, such as the Responsible Minerals Assurance Process. A few responding suppliers were unable to identify smelters or provided incomplete responses, and accordingly, we could not reasonably determine whether Conflict Minerals from the Covered Countries were actually incorporated into our products.

This information is also disclosed under the Governance tab of the Investors section of our publicly available website, at https://ir.microvision.com/corporate-governance/governance-documents. The Company’s website and the information accessible through the website are not incorporated by reference into this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MICROVISION, INC.

Date: May 30, 2025	By:	/s/ Drew G. Markham
Drew G. Markham
Senior Vice President, General Counsel and Secretary